NOTICE DOCUMENT
VARI-VEST SURVIVOR
Issued by
AUGUSTAR® LIFE ASSURANCE CORPORATION
through
AUGUSTAR VARIABLE ACCOUNT R
May 1, 2025
This Notice Document summarizes certain key features of Vari-Vest Survivor, an individual, flexible premium variable life insurance policy (the “policy” or “contract”). The contract is issued by AuguStar Life Assurance Corporation. The Notice Document also provides a summary of contract features that have changed since April 30, 2024.
You can find other information about the Vari-Vest Survivor contract online at augustarfinancial.com/variableproducts. You can also obtain this information at no cost by calling 800.366.6654 or by sending an email request to lifecs@constellationinsurance.com.
Additional information about certain investment products, including variable life insurance contracts, has been prepared by the Securities and Exchange Commission's staff and is available at Investor.gov.
Form 5741-UN

Glossary
Accumulation Value – the sum of the policy’s values in the Subaccounts, the General Account and the Loan Collateral Account.
Age – either Insured’s age at his or her nearest birthday.
Cash Surrender Value – the Accumulation Value minus any applicable Surrender Charges. The Cash Surrender Value is subject to Policy Indebtedness.
Death Benefit – the amount payable upon the death of the second Insured, before deductions for policy indebtedness and unpaid Monthly Deductions.
Death Benefit Guarantee – our guarantee that the policy will not lapse so long as you have met the Minimum Premium requirement and the policy is still within the Death Benefit Guarantee period.
General Account – our assets other than those allocated to our separate accounts. The General Account may also be called the Guaranteed Account or the Fixed Account.
Insured – the persons upon whose life the policy is issued.
Loan Collateral Account – an account to which Accumulation Value in an amount equal to a policy loan is transferred pro rata from the Subaccounts of VAR and the General Account.
Minimum Premium – the monthly premium set forth on the specification page of your policy or any endorsement sent to you following a policy change necessary to maintain the Death Benefit Guarantee. Although we express the Minimum Premium as a monthly amount, you need not pay it each month. Rather, you must pay, cumulatively, premiums that equal or exceed the sum of the Minimum Premiums required for each month that the Death Benefit Guarantee remains active. The cumulative Minimum Premium is reduced by all loans and partial surrenders.
Monthly Deduction – the monthly charge against cash value which includes the cost of insurance, a maintenance charge, and the cost of any optional insurance benefits added by rider.
Planned Premium – a schedule indicating the Policyholder’s Planned Premium payments under the policy. The schedule is a planning device only and you do not need to adhere to it.
Policy – this flexible premium variable life insurance policy. The policy may also be called the contract.
Policy Indebtedness – the total of any unpaid policy loans.
Policyholder – the person(s) so designated on the specification page of the policy. The Policyholder may also be called the contractowner.
Premium Expense Charge – an amount deducted from gross premiums consisting of a distribution charge and any state premium tax and other state and local taxes applicable to your policy.
Proceeds – the amount payable on surrender, maturity or death.
Pronouns – “our”, “us” or “we” means AuguStar Life Assurance Corporation. “You”, “your” or “yours” means the Insured. If the Insured is not the Policyholder, “you”, “your” or “yours” means the Policyholder when referring to policy rights, payments and notices.
Stated Amount – the minimum Death Benefit payable under the policy as long as the policy remains in force and which is set forth on the specification page of your policy.
Subaccount – a subdivision of VAR which invests exclusively in the shares of a corresponding portfolio of one of the Funds.
VAR – AuguStar Variable Account R.
Form 5741-UN

Summary of Contract Features That Have Changed
The information in this Notice Document is a summary of certain contract features that have changed since April 30, 2024. This may not reflect all of the changes that have occurred since you entered into your contract.
Fee Changes
The following shows the minimum and maximum total operating expenses deducted from the assets of the Funds
(before any fee waiver or expense reimbursement):
Annual Fee	Minimum	Maximum
Investment options (Fund fees and expenses)	0.35%	2.44%
Fund Changes
•Effective August 1, 2024, the adviser for Federated Hermes Kaufmann Fund II portfolio changed from Federated Equity Management Company of Pennsylvania to Federated Global Investment Management Corp. Federated Global Investment Management Corp. was removed as subadviser.
•On December 4, 2024, the Morgan Stanley VIF U.S. Real Estate Portfolio (the “Portfolio”), Class II shares closed to all investors. On December 6, 2024, the Portfolio liquidated and removed as an investment option.
Form 5741-UN

Important Information You Should Consider About the Contract
FEES AND EXPENSES
Charges for Early Withdrawal
You may be assessed a Surrender Charge if you withdraw money from the contract during the first twenty-five (25) years of your contract and for twenty-five (25) years following any increase in Stated Amount, but only for the amount of the increase.
The maximum Surrender Charge is set forth in your contract and ranges from $13.79 to $60.00 per $1,000 of Stated Amount. The maximum charge on a withdrawal that reduces the Stated
Amount by $100,000 is $6,000.
Because the Surrender Charge is based on your Age, sex, rating classification and the length of time you have held your contract, your actual Surrender Charge may be significantly less.

Transaction Charges
In addition to a Surrender Charge, you may also be charged for other transactions. Such charges include Premium Expense Charges, fees for transfers among investment options, administrative fees for partial surrenders, charges for illustrations and special requests for annual reports, loan interest charges, and reinstatement fees.

Ongoing Fees and Expenses (annual charges)
Basic Policy Charges. In addition to surrender charges and transaction charges, an investment in the contract is subject to certain ongoing fees and expenses, including cost of insurance charges, policy maintenance fees, and a risk charge (for mortality and expense risks).
Optional Benefit Charges. You also may be subject to charges for optional benefits available under the contract. These fees and expenses are set (and may vary) based on characteristics of the insured (e.g., Age, sex, and rating classification). You should view the specifications page of your policy for rates applicable to your contract.
Fund Expenses. You will also bear expenses associated with the Funds available under your contract, as shown in the following table, which shows the minimum and maximum total operating expenses deducted from the assets of the Funds (before any fee waiver or expense reimbursement) during the year ended December 31, 2024.

	ANNUAL FEE	MINIMUM	MAXIMUM
	Investment options (Fund fees and expenses)	0.35%[1]	2.28%[1]

1
As a percentage of average Fund net assets.
Form 5741-UN

RISKS
Risk of Loss	You can lose money by investing in this contract.
Not a Short-Term Investment
This contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.
The contract is designed to provide a life insurance benefit and to help meet other long-term financial objectives. Because of the limited liquidity and the substantial nature of the Surrender
Charge in the early years of your policy (and following any increase in Stated Amount), the policy is not a suitable short-term investment.

Risks Associated with Investment Options
An investment in this contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options you choose.
Each investment option (including the General Account) has its own unique risks.
You should review the prospectuses for the available Funds before making an investment decision.
A policy loan, whether or not repaid, will affect the Accumulation Value over time because we subtract the amount of the policy loan from the Subaccounts and/or the General Account as collateral, and this loan collateral does not participate in the investment performance of the
Subaccounts or receive any higher interest rate credited to the General Account. The amount of any policy loan will also count against the cumulative total premium payments you have made, which could cause the Death Benefit Guarantee to lapse.

Insurance Company Risks
Any obligations (including under the General Account), guarantees, and benefits of the contract are subject to the claims-paying ability of AuguStar Life Assurance Corporation. More information about AuguStar Life Assurance Corporation, including our financial strength ratings, is available upon request by calling us at 800.366.6654.

Contract Lapse
The contract may lapse due to a variety of circumstances including insufficient premium payments, poor investment performance, withdrawals, and unpaid loans or loan interest
If you fail to pay the Minimum Premiums, the Death Benefit Guarantee expires. Without the
Death Benefit Guarantee, the Policy will remain in force only as long as the Cash Surrender
Value, less any outstanding Policy Indebtedness, is sufficient to pay the next Monthly Deduction.
When the Cash Surrender Value will not pay the next Monthly Deduction, you will have a 61 day grace period in which to increase your Cash Surrender Value by paying additional premiums. We will notify you in writing that your Policy has entered the 61 day grace period. If you do not pay sufficient additional premiums during the grace period, the Policy will lapse and terminate without value.
The premium payment necessary to keep a policy from lapsing at the end of the grace period may be substantially more than your planned premium. Absent receipt of the full amount of the premium payment necessary at the time you make the payment (which may be more or less than the Amount Due on your notice depending on the investment performance of your
Subaccounts), your contract may still be subject to lapse.
Once a Policy has lapsed, you may request reinstatement of the Policy any time within five years of the lapse. Satisfactory proof of insurability and payment of a reinstatement fee are required for reinstatement. While we may reinstate your Policy, we generally will not reinstate the Death
Benefit Guarantee. Your cost of insurance will generally be higher for a reinstated Policy.

Form 5741-UN

RESTRICTIONS
Investments
You may allocate your net premium payments among up to 18 of the investment options we offer, including the General Account. We reserve the right to charge $15 for each transfer.
Each amount transferred must be at least $300 (or the entire Accumulation Value of the
Subaccount from which the transfer is being made). In addition, amounts allocated to the
General Account are subject to restrictions on the amount that may be transferred to the
Subaccounts.
We reserve the right to limit transfers in circumstances of frequent or large transfers.
We reserve the right to remove, close or substitute Funds as investment options that are available under the contract.

Optional Benefits	N/A
TAXES
Tax Implications
Consult with a tax professional to determine the tax implications of an investment in and purchase payments received under this contract.
If you purchase the contract through a tax-qualified plan or individual retirement account (IRA), you do not get any additional tax deferral.
Earnings on your contract are taxed at ordinary income tax rates when you withdraw them, and you may have to pay a penalty if you take a withdrawal before age 59 ½.

CONFLICTS OF INTEREST
Investment Professional Compensation
Although the contracts are no longer offered for new sales, firms and their registered representatives that sold the contracts may still be paid for those sales. Your investment professional may receive compensation for having sold this contract to you in the form of commissions, service fees, additional cash benefits (e.g. bonuses), and non-cash compensation.
Accordingly, investment professionals may have had a financial incentive to offer or recommend this contract over another investment.

Exchanges
Some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only consider exchanging your contract if you determine, after comparing the features, fees, and risks of both contracts, that it is in your best interest to purchase the new contract rather than continue to own your existing contract.

Form 5741-UN

Appendix A - Funds Available Under the Contract
The following is a list of Funds available under the contract, which is subject to change, as discussed in the prospectus. Depending on the optional benefits you choose, you may not be able to invest in certain Funds. You can find the prospectuses and other information about the Funds online at augustarfinancial.com/variableproducts. You can also request this information at no cost by calling 800.366.6654 or by sending an email request to lifecs@constellationinsurance.com.
The current expenses and performance information below reflects fees and expenses of the Funds, but does not reflect the other fees and expenses that your contract may charge. Expenses would be higher and performance would be lower if these charges were included. Each Fund’s past performance is not necessarily an indication of future performance.
Type/Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 year	5 year	10 year
Large Growth	Allspring VT Opportunity Fund (Class 2)(2) Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC	1.00%*	15.05%	11.71%	10.77%
Mid Cap Growth Equity	AVIP AB Mid Cap Core Portfolio Adviser: Constellation Investments, Inc. Subadviser: AllianceBernstein L.P.	0.92%	14.21%	7.36%	8.74%
Small Cap Growth Equity	AVIP AB Small Cap Portfolio Adviser: Constellation Investments, Inc. Subadviser: AllianceBernstein L.P.	0.88%	13.82%	6.63%	8.13%
Foreign Large Cap Blend Equity	AVIP BlackRock Advantage International Equity Portfolio Adviser: Constellation Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.86%	6.29%	5.79%	5.24%
Large Cap Blend Equity	AVIP BlackRock Advantage Large Cap Core Portfolio Adviser: Constellation Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.70%	26.27%	14.05%	11.96%
Large Cap Growth Equity	AVIP BlackRock Advantage Large Cap Growth Portfolio Adviser: Constellation Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.71%	31.07%	16.12%	13.92%
Large Cap Value Equity	AVIP BlackRock Advantage Large Cap Value Portfolio Adviser: Constellation Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.74%	15.76%	9.20%	8.42%
Small Cap Growth Equity	AVIP BlackRock Advantage Small Cap Growth Portfolio Adviser: Constellation Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.87%	10.29%	6.50%	7.80%
Allocation	AVIP BlackRock Balanced Allocation Portfolio Adviser: Constellation Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.57%	19.50%	10.21%	9.37%
Corporate Bond	AVIP Bond Portfolio Adviser: Constellation Investments, Inc.	0.61%	2.38%	0.30%	2.39%
Form 5741-UN

Type/Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 year	5 year	10 year
High Yield Bond	AVIP Federated High Income Bond Portfolio Adviser: Constellation Investments, Inc. Subadviser: Federated Investment Management Company	0.86%	6.45%	3.45%	4.60%
Large Cap Growth Equity	AVIP Fidelity Institutional AM® Equity Growth Portfolio Adviser: Constellation Investments, Inc. Subadviser: FIAM LLC	0.79%	30.68%	14.71%	15.16%
Large Cap Growth Equity	AVIP Nasdaq-100® Index Portfolio Adviser: Constellation Investments, Inc. Subadviser: Geode Capital Management LLC	0.43%	25.37%	19.71%	18.02%
Large Cap Blend Equity	AVIP S&P 500® Index Portfolio Adviser: Constellation Investments, Inc. Subadviser: Geode Capital Management LLC	0.38%	24.57%	14.09%	12.65%
Mid Cap Blend Equity	AVIP S&P MidCap 400® Index Portfolio Adviser: Constellation Investments, Inc. Subadviser: Geode Capital Management LLC	0.40%	13.43%	9.81%	8.06%
Large Cap Blend Equity	BNY Mellon Appreciation Portfolio (Service Class) Adviser: BNY Mellon Investment Adviser, Inc.	1.10%	12.48%	11.65%	11.28%
Equity	ClearBridge Variable Dividend Strategy Portfolio (Class I) Adviser: Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.75%	16.85%	10.85%	10.64%
Equity	ClearBridge Variable Large Cap Value Portfolio (Class I) Adviser: Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.72%	8.08%	9.10%	8.63%
Mid Cap Growth Equity	Federated Hermes Kaufmann Fund II (Service Class) Adviser: Federated Global Investment Management Corp.(1)	1.81%	16.78%	4.21%	9.09%
Equity	Fidelity® VIP Contrafund PortfolioSM (Service Class 2) Adviser: Fidelity Management & Research Company	0.81%	33.45%	16.74%	13.33%
Large Cap Value Equity	Fidelity® VIP Equity-Income PortfolioSM (Service Class 2) Adviser: Fidelity Management & Research Company	0.72%	15.06%	9.80%	8.94%
Money Market	Fidelity® VIP Government Money Market Portfolio (Service Class) Adviser: Fidelity Management & Research Company Subadviser: Fidelity Investments Money Management, Inc.	0.35%	4.98%	2.26%	1.55%
Large Cap Growth Equity	Fidelity® VIP Growth Portfolio (Service Class 2) Adviser: Fidelity Management & Research Company	0.81%	30.07%	18.63%	16.34%
Mid Cap Blend Equity	Fidelity® VIP Mid Cap Portfolio (Service Class 2) Adviser: Fidelity Management & Research Company	0.82%	17.18%	11.05%	8.94%
Real Estate Equity	Fidelity® VIP Real Estate Portfolio (Service Class 2) Adviser: Fidelity Management & Research Company	0.86%	6.25%	1.94%	3.67%
Form 5741-UN

Type/Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 year	5 year	10 year
Allocation	Franklin Allocation VIP Fund (Class 4) Adviser: Franklin Advisers, Inc. Subadviser: Templeton Global Advisors Limited, Franklin Templeton Institutional, LLC, ClearBridge Investments, LLC, Brandywine Global Investment Management, LLC, Western Asset Management Company, LLC, Western Asset Management Company Limited	0.92%*	8.89%	5.45%	5.25%
Allocation	Franklin DynaTech VIP Fund (Class 2) Adviser: Franklin Advisers, Inc.	0.87%	30.44%	13.63%	12.67%
Allocation	Franklin Income VIP Fund (Class 2) Adviser: Franklin Advisers, Inc.	0.72%*	7.20%	5.29%	5.26%
Allocation	Franklin Templeton Foreign VIP Fund (Class 2) Adviser: Templeton Investment Counsel, LLC	1.06%*	-1.00%	2.60%	2.38%
Equity	Goldman Sachs Large Cap Value Fund (Institutional Class) Adviser: Goldman Sachs Asset Management, L.P.	0.70%*	17.10%	9.84%	8.01%
Large Cap Blend Equity	Goldman Sachs Strategic Growth Fund (Institutional Class) Adviser: Goldman Sachs Asset Management, L.P.	0.71%*	32.37%	16.77%	14.91%
Large Cap Blend Equity	Goldman Sachs U.S. Equity Insights Fund (Institutional Class) Adviser: Goldman Sachs Asset Management, L.P.	0.56%*	28.32%	14.16%	12.06%
Foreign Large Cap Growth Equity	Invesco V.I. EQV International Equity Fund (Series II) Adviser: Invesco Advisers, Inc.	1.15%	0.34%	2.97%	4.10%
Allocation	Janus Henderson Balanced Portfolio (Service Class) Adviser: Janus Henderson Investors US LLC	0.87%	15.15%	8.06%	8.39%
Equity	Janus Henderson Global Research Portfolio (Service Class) Adviser: Janus Henderson Investors US LLC	0.97%	23.27%	12.07%	10.27%
Equity	Janus Henderson Overseas Portfolio (Service Class) Adviser: Janus Henderson Investors US LLC	1.13%	5.58%	6.94%	5.29%
Equity	Janus Henderson Research Portfolio (Service Class) Adviser: Janus Henderson Investors US LLC	0.92%	34.96%	16.48%	14.24%
Equity	Lazard Retirement Emerging Markets Equity Portfolio (Service Class) Adviser: Lazard Asset Management LLC	1.40%*	7.43%	3.03%	3.26%
Equity	Lazard Retirement International Equity Portfolio (Service Class) Adviser: Lazard Asset Management LLC	1.09%*	5.63%	3.57%	3.99%
Equity	Lazard Retirement US Small Cap Equity Select Portfolio (Service Class) Adviser: Lazard Asset Management LLC	1.12%*	11.12%	5.74%	6.73%
Form 5741-UN

Type/Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 year	5 year	10 year
Equity	LVIP JPMorgan Mid Cap Value Fund (Standard Class) Adviser: Lincoln Financial Investments Corporation Subadviser: J.P. Morgan Investment Management Inc.	0.73%	14.29%	8.70%	7.98%
Equity	LVIP JPMorgan Small Cap Core Fund (Standard Class) Adviser: Lincoln Financial Investments Corporation Subadviser: J.P. Morgan Investment Management Inc.	0.75%	11.71%	7.05%	7.30%
Allocation	Macquarie VIP Asset Strategy Series (Service Class) Adviser: Delaware Management Company Subadviser: Securian Asset Management, Inc.	0.85%*	12.44%	6.55%	5.27%
Natural Resources Equity	Macquarie VIP Natural Resources Series (Service Class) Adviser: Delaware Management Company Subadviser: Securian Asset Management, Inc.	1.25%*	-0.58%	5.80%	0.98%
Technology Equity	Macquarie VIP Science and Technology Series (Service Class) Adviser: Delaware Management Company Subadviser: Securian Asset Management, Inc.	1.16%	30.59%	14.04%	13.54%
Large Cap Growth Equity	MFS® Massachusetts Investors Growth Stock Portfolio (Service Class) Adviser: Massachusetts Financial Services Company	0.97%*	15.98%	12.15%	12.90%
Mid Cap Growth Equity	MFS® Mid Cap Growth Series (Service Class) Adviser: Massachusetts Financial Services Company	1.05%*	14.44%	8.85%	11.43%
Small Cap Growth Equity	MFS® New Discovery Series (Service Class) Adviser: Massachusetts Financial Services Company	1.12%*	6.44%	4.71%	8.92%
Allocation	MFS® Total Return Series (Service Class) Adviser: Massachusetts Financial Services Company	0.86%*	7.46%	5.89%	6.20%
Large Cap Growth Equity	Morgan Stanley VIF Growth Portfolio (Class II) Adviser: Morgan Stanley Investment Management, Inc.	0.82%*	46.20%	13.33%	15.25%
Allocation	Morningstar Aggressive Growth ETF Asset Allocation Portfolio (Class II) Adviser: ALPS Advisors, Inc. Subadviser: Morningstar Investment Management LLC	0.89%	14.58%	8.63%	8.05%
Allocation	Morningstar Balanced ETF Asset Allocation Portfolio (Class II) Adviser: ALPS Advisors, Inc. Subadviser: Morningstar Investment Management LLC	0.86%	10.17%	5.53%	5.54%
Allocation	Morningstar Conservative ETF Asset Allocation Portfolio (Class II) Adviser: ALPS Advisors, Inc. Subadviser: Morningstar Investment Management LLC	0.84%*	5.29%	1.75%	2.50%
Form 5741-UN

Type/Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 year	5 year	10 year
Allocation	Morningstar Growth ETF Asset Allocation Portfolio (Class II) Adviser: ALPS Advisors, Inc. Subadviser: Morningstar Investment Management LLC	0.87%	12.67%	7.32%	7.00%
Allocation	Morningstar Income & Growth ETF Asset Allocation Portfolio (Class II) Adviser: ALPS Advisors, Inc. Subadviser: Morningstar Investment Management LLC	0.85%*	7.97%	3.81%	4.13%
Mid Cap Growth Equity	Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio (Class S) Adviser: Neuberger Berman Investment Advisers LLC	1.25%*	8.67%	6.88%	5.41%
Commodities	PIMCO CommodityRealReturn® Strategy Portfolio (Administrative Class) Adviser: Pacific Investment Management Company LLC	2.28%*	4.16%	7.09%	1.65%
Global Bond	PIMCO Global Bond Opportunities Portfolio (Unhedged) (Administrative Class) Adviser: Pacific Investment Management Company LLC	1.08%	-0.50%	-0.33%	0.82%
Inflation Protected Bond	PIMCO Real Return Portfolio (Administrative Class) Adviser: Pacific Investment Management Company LLC	1.07%	2.13%	1.93%	2.16%
Fixed Income	PIMCO Total Return Portfolio (Administrative Class) Adviser: Pacific Investment Management Company LLC	0.79%	2.53%	-0.03%	1.54%
Equity	PSF PGIM Jennison Blend Portfolio (Class II) Adviser: PGIM Investments LLC Subadviser: Jennison Associates LLC	0.85%*	25.80%	13.79%	11.85%
Equity	PSF PGIM Jennison Growth Portfolio (Class II) Adviser: PGIM Investments LLC Subadviser: Jennison Associates LLC	1.00%*	30.35%	17.36%	15.86%
Small Cap Blend Equity	Royce Micro-Cap Portfolio (Investment Class) Adviser: Royce & Associates, LP	1.18%	13.67%	11.00%	7.28%
Small Cap Value Equity	Royce Small-Cap Portfolio (Investment Class) Adviser: Royce & Associates, LP	1.14%	3.40%	7.17%	5.63%

*	Annual expenses reflect temporary fee reductions.
(1)
Effective August 1, 2024, the adviser for Federated Hermes Kaufmann Fund II portfolio changed from Federated
Equity Management Company of Pennsylvania to Federated Global Investment Management Corp. Federated
Global Investment Management Corp. was removed as subadviser.

(2)	Available before May 1, 2007
Form 5741-UN

You may request other information about this contract and make investor inquiries by calling us at 800.366.6654. Reports and other information about AuguStar Variable Account R are available on the SEC’s website at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.
Form 5741-UN